

Mail Stop 4631

September 7, 2010

<u>via U.S. mail and facsimile</u>

Ricardo Soler, CFO
Tenaris S.A.
46a, Avenue John F. Kennedy – 2nd Floor
L-1855 Luxembourg

> **RE: Tenaris S.A.**
> **Form 20-F for the Fiscal Year Ended December 31, 2009**
> **Filed June 30, 2010**
> **File No. 1-31518**

Dear Mr. Soler:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

II. Accounting Policies, page F-9

C Segment information, page F-12

1. In future filings, please disclose the factors used to identify your reportable segments, including whether you are aggregating any operating segments. Please refer to paragraphs 21(a) and 22(a) of IFRS 8 for guidance.

D Foreign currency translation, page F-13

2. In future filings, please provide investors with a more comprehensive understanding as to your accounting policy for reporting foreign currency transactions in the

Mr. Soler
Tenaris S.A.
September 7, 2010
Page 2

   functional currency in subsequent reporting periods to the initial transaction
   distinguishing between monetary and non-monetary transactions. Please refer to
   paragraphs 16-34 of IAS 21 for guidance. Please provide us with the disclosure you
   intend to include in future filings.

E Property, plant and equipment, page F-13

3. Please confirm to us that you review the depreciation methods applied to your
    property, plant and equipment in addition to the residual values and useful lives at the
    end of each financial year-end. Please also revise your accounting policy disclosure
    in future filings to clarify this point. Please refer to paragraph 61 of IAS 16 for
    guidance.

G Impairment of non financial assets, page F-15

4. We note that long-lived assets with finite useful lives represent a significant portion
    of your total assets (i.e., 37.3%). As such, please revise your disclosures to provide
    investors with a more comprehensive understanding as to how these assets are
    reviewed each reporting period, including how you determine the impairment charge,
    if any. Specifically, please address each of the following:
    * Explain the level at which you review these assets for indications of impairment.
      For example, if you review all finite-lived long-lived assets at the individual asset
      level, please disclose this fact. If you review these assets at the cash-generating
      unit (CGU) level, please disclose this fact along with an explanation as to what
      the cash-generating units represent. If your CGUs vary, please provide an
      explanation as to the factors and circumstances management considered when
      identifying the CGUs. If you review your finite-lived long-lived assets at both the
      individual asset level and the CGU level, please explain to investors the facts and
      circumstances that result in the differing levels of review. Refer to paragraphs 65-
      79 of IAS 36 for guidance.
    * Discuss all of the material asset-specific / CGU-specific facts and circumstances
      considered when you assess whether there is an indicator that an impairment may
      exist. Refer to paragraphs 12-14 of IAS 36 for guidance.
    * For those individual assets or CGUs tested for impairment during any of the
      periods presented, provide a detailed discussion as to how you estimated the
      recoverable amount, specifically stating whether you estimated the fair value less
      costs to sell or the value in use or both, along with the material estimates and
      assumptions made. Refer to paragraphs 18-57 and 74-79 of IAS 36 for guidance.
    * To the extent that it is reasonably possible a future impairment charge could be
      recognized, discuss the facts and circumstances that could lead to additional
      impairment charges. To the contrary, please also discuss the facts and
      circumstances that would lead to a reversal of impairment charges previously
      recognized. To the extent material, please disclose the cumulative amount of

impairment charges recognized as of the end of the most recently presented balance sheet that are subject to reversal.

Please provide us with the disclosures that you would have provided in the 2009 20-F that addresses the bullet points above and will be the basis for future disclosures.

5. We note that goodwill as of December 31, 2009 is 13.4% of total assets and 18.6% of total equity. In future filings, please provide investors with a more comprehensive explanation of the CGU level at which goodwill has been allocated. Please also confirm that this is the same level at which management is monitoring goodwill. Please refer to paragraphs 80-85 of IAS 36 and paragraph 9 of IFRS 8. Please also disclose the total number of CGUs with goodwill assigned by reportable segment.

L Equity, page F-16

6. In future filings, please disclose the number of authorized shares for each period presented either in the statement of financial position, the statement of changes in equity, or in the footnotes. Please refer to paragraph 79(a)(i) of IAS 1 for guidance.

N Current and Deferred income tax, page F-17

7. In future filings, please include your accounting policy for unrecognized deferred tax assets and the recognition of deferred taxes as it relates to your investment in Ternium. Please refer to paragraphs 37-45 of IAS 12 for guidance. To the extent applicable, please also provide the corresponding disclosures required by paragraph 81(f) of IAS 12 in your footnote disclosure.

O Employee benefits, page F-17

8. We note your statement that you calculate the present value of the defined benefit pension obligation at least annually. Please confirm to us that this evaluation was performed as of December 31, 2009, or that you updated the results of the valuation for any material transaction and other material changes in circumstances through the end of the reporting period. Please also revise your disclosures in future filings accordingly. Please refer to paragraphs 56-57 of IAS 19 for guidance.

9. In future filings, please disclose your accounting policy for the employee retention and long term incentive program. Please refer to paragraphs 30-33 of IFRS 2 for guidance.

S Revenue recognition, page F-19

10. We note that delivery may include delivery to a storage facility located at one of your subsidiaries. In future filings, please revise your accounting policy to clarify that you

do not retain continuing managerial involvement or effective control over the products, especially as it relates to bill and hold arrangements. Please refer to paragraph 14(b) of IAS 18. Please disclose the percentage of net sales that were generated from bill and hold arrangements for each period presented. Please also revise your accounting policy as it relates to the bill and hold arrangements to clarify that revenue is recognized only to the extent (a) it is probable delivery will be made; (b) the products have been specifically identified and are ready for delivery; (c) the sales contract specifically acknowledges the deferred delivery instructions; and (d) the usual payment terms apply. Please refer to Appendix A of IAS 18 for additional guidance. Please disclose your historical experience with bill and hold arrangements. This disclosure will better allow investors to understand the risks associated with revenues that have been recognized. Please provide us with the disclosure you intend to include in future filings.

III. Financial Risk Management, page F-20

A Financial Risk Factors, page F-20

11. In future filings, please expand your discussion of your foreign exchange risk and interest rate risk to provide investors with more company-specific and risk-specific disclosures as required by paragraph 40 of IFRS 7. Specifically:
    - Foreign exchange risk: Discuss each material foreign currency separately and specify exactly how a change in the foreign currency as compared to the Brazilian Real would impact your consolidated financial statements. Please also provide an explanation as to the factors impacting the sensitivity to pre-tax gain/loss versus equity, including how your hedging instruments are affecting the sensitivity analysis.
    - Interest rate risk: Explain how your financial assets and liabilities, including hedging instruments, are affecting the sensitivity analyses presented. Also address whether pre-tax income/loss and equity are more sensitive to increases or decreases in interest rates and why.

    Please refer to paragraphs IG32-IG36 of IFRS 7 for additional guidance.

5 Other operating items, page F-30

12. In future filings, please provide the disclosures required by paragraph 134 of IAS 36 for each of your CGUs that have been allocated a significant amount of goodwill in comparison to the total carrying amount of goodwill. If you have determined that none of your CGUs have been allocated a significant amount of goodwill in comparison to the total carrying amount of goodwill, please provide the disclosures required by paragraph 135 of IAS 36 to the extent appropriate. Please provide us with the disclosures that you would have provided in the 2009 20-F and will be the basis for future disclosures.

8 Income tax, page F-33

13. In future filings, please disclose the impact the termination of the 1929 holding
    company regime is expected to have once the current exemption expires in December
    31, 2010. Please refer to paragraph 81(d) of IAS 12 for guidance. Please provide us
    with the disclosure you intend to include in future filings.

9 Earnings and dividends per share, page F-34

14. In future filings, please include the amounts for the line item, Result for discontinued
    operations attributable to equity holders. Please refer to paragraph 70(a) of IAS 33
    for guidance.

19 Cash and cash equivalents, and Other investments, page F-39

15. In future filings, please disclose the components of cash and cash equivalents for each
    period presented. Please refer to paragraph 45 of IAS 7 and Appendix A of IAS 7 for
    guidance.

20 Borrowings, page F-40

16. In future filings, please disclose the amount of available borrowings under your
    current credit facilities without violating any covenants. This disclosure will allow
    investors to better understand your liquidity position. If you have no availability
    without violating covenants, please disclose this fact.

21 Deferred income tax, page F-43

17. Please confirm to us that you have no material unrecognized deferred tax assets.
    Otherwise, please provide the disclosure required by paragraph 81(e) of IAS 12 in
    future filings.

23 Non-current allowances and provisions, page F-48

18. In future filings, please separately present the amount of additional provisions made
    during the year and the amount of unused provisions that were reversed during the
    period. Please also address this comment in Note 24 for your current provisions.
    Please refer to paragraphs 84(b) and 84(d) of IAS 37 for guidance.

26 Contingencies, commitments and restrictions to the distribution of profits, page F-51

19. In future filings, please address whether the resolution of pending litigation will result in amounts that could be material to your cash flows in addition to your financial position and results of operations.

28 Cash flow disclosures, page F-56

20. Please disclose the components of the line item, other, including currency translation adjustment, within the operating activities category for each period presented. Otherwise, please disclose that all of the components within this line item are immaterial to net cash provided by operating activities for each period presented.

32 Processes in Venezuela, page F-61

21. In future filings, please disclose the carrying value of the Venezuelan companies assets that were recognized in your consolidated balance sheets prior to the loss of control. Please also provide investors with an understanding of how you determined the value of the anticipated payments by the Venezuelan government and/or its appointed entities, to the extent a final agreement has not been reached. This disclosure will allow investors to better understand any uncertainties regarding the value to be received for the Venezuelan companies.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Accounting Branch Chief